UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2016
Commission file number: 000-29716

CGI GROUP INC.

(Translation of Registrant’s name into English)
1350 René-Lévesque Boulevard West
25th Floor
Montréal, Québec
Canada H3G 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☐  Form 20-F        ☒  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS
The following documents of the Registrant are submitted herewith:
99.1    Consolidated Audited Financial Statements for the years ended September 30, 2016 and 2015
99.2    Management’s Discussion and Analysis of Financial Position and Results of Operations

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

		By	/s/ Benoit Dubé
Benoit Dubé
Date:	November 9, 2016		Executive Vice-President, Chief Legal Officer
and Corporate Secretary